Contact

www.linkedin.com/in/mshuffett
(LinkedIn)

Top Skills

Python
Java
Machine Learning

Languages

English
Spanish

Michael Shuffett

Founder / CEO at Compose AI
San Francisco, California, United States

Summary

Welcome to my LinkedIn! I'm Michael, an AI entrepreneur and engineer that has worked across multiple fields. From delivering billions of dollars in AI solutions at Amazon, BCG, building my Sequoia-backed start-up Compose AI, my curiosity leads me down diverse roads to drive innovation and impact!

Key Achievements

• Innovative Solutions: Developed future prediction systems for the U.S. Government.
• Academic Excellence: I nerd out! with seven degrees, including a Bachelor's and an MSc in
Computer Science/ML, both with summa cum laude and magna cum laude honors, respectively.
• Funding Success: Secured funding from Y Combinator, Sequoia, and Craft Ventures (David Sacks).
• AI Impact: Led teams that significantly increased revenues through applied AI, showcasing my
versatility from hands-on engineering to strategic leadership.
• Leadership: Spearheaded Quant Collective, driving AI to solve complex problems and affirm
industry-wide impact.

▶#▶# Up Next
Healthcare Innovation: I am committed to excellence in AI innovation and ethics. I am currently focused on deep learning to transform patient care in stealth mode, aiming for breakthroughs in healthcare outcomes.

Connect with Me
I'm keen to connect with innovators and tech enthusiasts. Interested in AI, healthcare innovations, or simply wish to connect? Feel free to reach out!

Experience

Compose AI
Founder / CEO
September 2020 - Present (3 years 11 months)

Founded Compose AI with a mission to automate computing, enabling individuals to focus more on living and less on working, directly aligning product development with the vision of enhancing life through technology.

Achieved notable recognition by being named one of Google's Favorite Chrome Extensions in 2022

Successfully secured backing from prestigious investors, including Y-Combinator, Sequoia, and Craft Ventures.

Member of YC W2021.

Quant Collective LLC
Founder / Partner / Consultant
September 2017 - Present (6 years 11 months)

We are a team of machine learning engineers offering end-to-end solutions with a bias towards meaningful business impact.

We've created billions of dollars of measured value at Fortune 500 companies by applying novel, cutting edge algorithms to various functions and industries.

Since our formation, we've tackled challenging applications in operations research, pricing, recommendations, and robotics.

The Boston Consulting Group (BCG)
Guest Expert Consultant
September 2016 - December 2017 (1 year 4 months)

Worked with Fortune 500 retailer to offer personalized pricing and promotions driving hundreds of millions in sales.

The Walt Disney Company
Senior Analytics Engineer
September 2016 - September 2017 (1 year 1 month)

Built Big Data and real-time data analytics solutions to power marketing analytics.

Led a studio/team of developers.

Engineered a scalable, reusable data workflow infrastructure, optimizing operational efficiency.

Oversaw the strategic booking propensity project as a technical lead, enhancing customer conversion rates.

Amazon
Software Developer Engineer
July 2014 - August 2016 (2 years 2 months)
Delivered distributed systems that leveraged machine learning algorithms to accurately select the most beneficial option for the customer when clicking the 'add to cart' button, achieving this billions of times per hour—all in real time.

Architected and delivered platform enabling global model training optimization of purchase funnel leading to a $6 billion revenue increase YoY.

Intelligence Advanced Research Projects Activity (IARPA)
Researcher
September 2012 - May 2014 (1 year 9 months)
Forecasted social unrest and protests in real-time, at least 24 hours before their occurrence (Minority Report), using Open Source Indicators and Data Mining.

https://www.nytimes.com/2011/10/11/science/11predict.html
http://www.cccblog.org/2012/09/22/building-a-data-eye-in-the-sky

OhMyGov!
Software Developer
May 2012 - January 2014 (1 year 9 months)
Crafted analytics platforms for instantaneous analysis of social media trends and public sentiment.

Designed predictive machine learning models to forecast outcomes of public engagement.

Amazon
Software Development Engineering Intern
June 2013 - August 2013 (3 months)
Seattle, WA

Developed a framework that enabled the music discovery team to conduct large-scale distributed machine learning and digital signal processing.

The Washington Post
IT Intern
June 2012 - September 2012 (4 months)

Worked in Editorial IT. Developed solutions using Java EE, Java Server Faces (RichFaces) and Java Network Launch Protocol.

Worked with team to build a newsroom solution on top of Methode - a rich CMS publishing platform.

Built a web archiver employing CoffeeScript and PhantomJS.

Virginia Tech
Researcher
January 2011 - June 2012 (1 year 6 months)

Conducted research in data mining and natural language processing.

Conducted research and development in cross-platform mobile augmented reality and data visualization.

OPOWER
First Software Engineer Intern
May 2011 - August 2011 (4 months)

Worked on the back end with Java/Spring/Maven.

Helped launch a social network on Rails.

Assisted in setting up the initial internal infrastructure for an early version of Hive, including the creation of an internal testing framework (Hadoop).

New River Valley Community Services
IT/IS Intern
September 2010 - January 2011 (5 months)

Completed IT stack for 500+ healthcare workers.

Education

Virginia Polytechnic Institute and State University

B.S.c, M.Sc., Computer Science · (2010 - 2014)

Northern Virginia Community College

Associate of Science, Computer Science, Physics, Electrical Engineering, Mathematics, Mechanical Engineering · (2007 - 2010)